Mail Stop 3010

September 2, 2009

Ms. Melissa L. Whitley
Chief Financial Officer
Woodstock Financial Group, Inc.
117 Town Lake Parkway
Woodstock, GA 30188

      Re: Woodstock Financial Group, Inc.
             Item 4.01 Form 8-K
             Filed August 26, 2009, as amended August 31, 2009
             File No. 000-32997

Dear Ms. Whitley:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Jonathan Wiggins
      Staff Accountant